November 4, 2015

VIA EDGAR
Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549 Attention: Ms. Ashley Vroman-Lee
Re:	MacKenzie Realty Capital, Inc. (the "Company")
Registration Statement on Form N-2 (File Number 333-181853)

To the Commission:

The Company and its managing broker-dealer, Arete Wealth Management, LLC ("Arete"), hereby request that the effective date of the registration statement referenced above be accelerated so that it will be declared effective on November 4, 2015 by 4:00 pm, Eastern Time, or as soon as practicable thereafter.
In connection with the foregoing request for acceleration of effectiveness, the Company and Arete hereby acknowledge the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission form taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please do not hesitate to contact Robert Dixon of the Company at (925) 631-9100, or UnBo Chung of Arete, (312) 940-3684, should you have any questions or concerns, and please notify the Company's counsel, Eric Gervais, (816) 983-8362, when this request for acceleration has been granted.

MacKenzie Realty Capital, Inc.	Arete Financial Services, Inc.
By: /s/ Robert Dixon	By: /s/ UnBo Chung
Name: Robert Dixon	Name: UnBo Chung
Title: Chief Executive Officer & President	Title: General Counsel and Chief Compliance Officer